# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc., CIK 0001690511
CUSIP: 135086106
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 100 Queen's Quay East, 22nd Floor, Toronto, Ontario, Canada (Federal Level) (Z4), M5E 1V3
Date of event which requires filing of this statement: 10/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002122455

## Reporting persons
- WBT Value Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 6,201,167; sole dispositive power 0; shared dispositive power 6,201,167; aggregate amount beneficially owned 6,201,167 (13.29% of the class)
  Comment: Note to Rows (6), (8) and (9): Represents 6,201,167 Subordinate Voting Shares of the Issuer directly held by WBT VALUE LIMITED, a British Virgin Islands company. Roger Luo, as the portfolio manager of WBT VALUE LIMITED, has voting and investment control of the shares held by WBT VALUE LIMITED. Note to Row (11): The percentage presented here is calculated based on 46,657,078 Subordinate Voting Shares issued and outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 30, 2026.
- Roger Luo: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 6,201,167; sole dispositive power 0; shared dispositive power 6,201,167; aggregate amount beneficially owned 6,201,167 (13.29% of the class)
  Comment: Note to Rows (6), (8) and (9): Represents 6,201,167 Subordinate Voting Shares of the Issuer directly held by WBT VALUE LIMITED, a British Virgin Islands company. Roger Luo, as the portfolio manager of WBT VALUE LIMITED, has voting and investment control of the shares held by WBT VALUE LIMITED. Note to Row (11): The percentage presented here is calculated based on 46,657,078 Subordinate Voting Shares issued and outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 30, 2026.

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc.
Address of issuer's principal executive offices: 100 Queen's Quay East, 22nd Floor, Toronto, Ontario, Canada.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by WBT VALUE LIMITED, a British Virgin Islands company ("WBT Value"), and Roger Luo, the portfolio manager of WBT Value. Roger Luo, as the portfolio manager, has voting and investment control of the shares held by WBT Value. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is Unit 1217, 12/F, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.
Citizenship: WBT VALUE LIMITED - British Virgin Islands, Roger Luo - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Row (9) on the attached cover page(s).
Percent of class: See the response(s) to Row (11) on the attached cover page(s).
Sole power to vote or to direct the vote: See Row (5) of each cover page.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of Oct 26, 2026, by and among WBT Value Limited and Roger Luo.

## Signatures
- WBT Value Ltd: /s/ Roger Luo, Authorized Signatory (10/26/2026)
- Roger Luo: /s/ Roger Luo, Authorized Signatory (10/26/2026)